[GRAPHIC OMITTED] Acergy

PRESS RELEASE

           Acergy S.A. amends details of total options held by primary insiders

London, England - April 14, 2008 - Acergy S.A. (NASDAQ GS: ACGY; Oslo Stock
Exchange: ACY), amends the details of the total options held by primary insiders as announced earlier today.

The following primary insiders were awarded options under the 2003 Stock Option Plan, and subsequently hold the following amended total options over shares:

                                                     Previously     Amended
                                                       Reported       Total
                                                        Options     Options
                                                     ----------   ---------
Mark Woolveridge         Chairman                        34,700      34,700
James B Hurlock          Director                        28,500      23,500
Sir Peter Mason          Director                        10,000      10,000
J Frithjof Skouveroe     Director                        44,400      39,400
Trond Westlie            Director                        25,000      20,000
George Doremus           Director                        25,000      20,000
Bruno Chabas             Chief Operating Officer        243,958     218,958
Stuart Jackson           Chief Financial Officer        205,833     180,833

This message is submitted on behalf of the Company as well as the named primary insiders.

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Acergy S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.
********************************************************************************

Contact:
Karen Menzel
Tel: +44 (0) 20 8210 5568
karen.menzel@acergy-group.com
www.acergy-group.com

If you no longer wish to receive our press releases please contact: kelly.good@acergy-group.com

Forward-Looking Statements: Certain statements made in this announcement may include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "forecast", "project," "will," "should," "seek," and similar expressions. These forward-looking statements include, but are not limited to, statements as to the expected size of equity compensation awards to be awarded and the timing thereof. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.